STATEMENT OF FINANCIAL CONDITION

CTC, LLC
December 31, 2024
With Report of Independent Registered Public Accounting Firm

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50758

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/24___ AND ENDING ___12/31/24___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __CTC, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__425 S. Financial Place, 4th Floor__
(No. and Street)

__Chicago__	__IL__	__60605__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Lisa Pope__	__(312) 863-8012__	__Lisa.Pope@chicagotrading.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__RSM US LLP__
(Name – if individual, state last, first, and middle name)

__30 South Wacker Drive, Suite 3300__	__Chicago__	__IL__	__60606__
(Address)	(City)	(State)	(Zip Code)
__09/24/2003__		__49__	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Brett Estell _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____ CTC, LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public, State of Illinois
Official Seal
Tamara S Crowe
Commission # 664036
My Commission Expires 8/24/2027

Tamara S Crowe

Notary Public

Signature: *[signature]*

Title: President

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.1Sc3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CTC, LLC

Statements of Financial Condition

December 31, 2024

Contents



Report of Independent Registered Public Accounting Firm

To the Member of CTC, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CTC, LLC (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2019.

Chicago, Illinois
February 27, 2025

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CTC, LLC

Statement of Financial Condition

December 31, 2024

Assets

Cash and cash equivalents	$	2,240,865
Securities and derivative contracts owned and pledged, at fair value		35,930,713,776
Due from brokers and dealers, net		721,723,707
Interest and dividends receivable		324,161
Other assets		2,720,897
Total assets	$	36,657,723,406

Liabilities and member's capital

Liabilities:

Securities and derivative contracts sold, not yet purchased, at fair value	$	35,719,081,782
Due to broker and dealer		409,692,688
Dividends payable		4,609,272
Accounts payable and other accrued expenses		8,900,836
Total liabilities		36,142,284,578
Member's capital		515,438,828
Total liabilities and member's capital	$	36,657,723,406

See accompanying notes.

CTC, LLC

Notes to Statement of Financial Condition

December 31, 2024

1. Organization and Nature of Business

CTC, LLC (CTC or the Company), an Illinois limited liability company, was formed on January 7, 1998, and commenced operations on May 7, 1998. CTC Trading Group, LLC (CTG or the Parent) is the sole member of CTC.

The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934 and engages in the proprietary trading of exchange-traded equity and index options, futures contracts, options on futures contracts, and exchange-traded equity securities. The Company is a member of the Financial Industry Regulatory Authority, Inc. (FINRA), the Company's designated examining authority, and various exchanges including the Chicago Board Options Exchange (CBOE), the C2 Options Exchange, the NYSE Amex, the Philadelphia Stock Exchange, NYSE Arca, the International Securities Exchange (ISE) and the CME Group.

2. Significant Accounting Policies

The accompanying statement of financial condition are presented in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and are stated in U.S. dollars.

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers highly liquid instruments purchased with an original maturity of three months or less and that are not held in the ordinary course of its trading business to be cash equivalents. Cash and cash equivalents consist of non-interest-bearing bank accounts, interest-bearing bank accounts, and investments in money market mutual funds. Money market mutual funds are valued at fair value based on the reported net asset value per share of the fund. The Company places its cash with financial institutions, and, at times, such balances may be in excess of the Federal Deposit Insurance Corporation insurance limits. The Company monitors such credit risks and has not experienced any losses related to such risks.

Securities Owned and Pledged and Derivative Assets and Securities Sold, Not Yet Purchased and Derivative Liabilities

Securities owned and derivative assets and securities sold, not yet purchased and derivative liabilities and related revenues and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased, are stated at market or fair value generally based on quoted market prices.

The Company enters into exchange-traded derivative contracts for trading purposes. Exchange-traded derivatives include futures, options on equities, and options on futures contracts. Exchange-traded derivatives are recorded at fair value. The Company values exchange-traded derivatives at the closing settlement price for futures contracts and, generally, the mid-point between the best bid and the best offer for options contracts as determined by the primary exchange or clearing corporation.

2. Significant Accounting Policies (continued)

Interest and Dividend Income and Expense

Interest income and expense is recorded on the accrual basis. Dividend income and expense is recorded on the ex-dividend date.

Due from and Due to Brokers and Dealers

Due from and due to brokers and dealers includes trades pending settlement and unrealized gains and losses on futures contracts, as well as cash and margin balances held at the brokers and dealers. The Company's principal source of short-term financing is provided by its primary clearing brokers from whom the Company can borrow on an uncommitted basis against its proprietary securities positions, subject to collateral maintenance requirements.

The Company, pursuant to customary agreements, conducts business primarily with four clearing brokers for its trading activities. A substantial portion of the assets and liabilities of the Company reflected on the statement of financial condition are positions with and amounts due from and to its primary brokers. Netting arrangements allow netting of amounts due to and from the primary brokers. Due from brokers and dealers, net was $721,723,707 as of December 31, 2024, and due to broker and dealer was $409,692,688 as of December 31, 2024, and are presented as such on the statement of financial condition. In the event any of the brokers and dealers are unable to fulfill their obligations, the Company would be subject to credit risk.

Rebates

The Company received rebates consisting of volume discounts, credits or payments received from exchanges or other marketplaces related to the placement and/or removal of liquidity from the order flow in the marketplace. Rebates are recorded on an accrual basis.

Credit Losses on Financial Assets

The Company evaluates all financial assets that are measured at amortized cost for credit losses under the Current Expected Credit Losses model. Financial assets evaluated include cash, receivables from brokers-dealers, and other receivables. Expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. Due to the short duration of the financial assets, there are no material estimates of credit losses related to these financial assets as of December 31, 2024.

3. Fair Value Measurements

The fair value of the Company's assets and liabilities, which qualify as financial instruments under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 825, Disclosures About Fair Value of Financial Instruments, approximates the carrying amounts presented on the statement of financial condition.

FASB ASC Topic 820, Fair Value Measurements and Disclosures, clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value, and requires additional disclosures about the use of fair value measurements.

FASB ASC Topic 820 clarifies how restrictions on the sale or use of an asset should be considered in determining fair value. To the extent that a legal or contractual restriction is specific to the security and, therefore, would transfer with the security upon sale to another market participant, then, it would be appropriate to consider such restriction in the determination of fair value of the security.

3. Fair Value Measurements (continued)

The hierarchy established under FASB ASC Topic 820 gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). As required by FASB ASC Topic 820, the Company's investments are classified within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement.

The three levels of the fair value hierarchy and their applicability to the Company's financial instruments are described below:

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 - Quoted prices for similar assets or liabilities, or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data.

- Level 3 – Pricing inputs are unobservable for the asset or liability. That is, inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" may require judgment by the Company.

The Company considers observable data to be the market data that is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.

Securities whose values are based on quoted market prices in active markets, and are therefore classified within Level 1, generally include, without limitation, active listed equities. The Company trades exchange-traded derivative instruments. Exchange-traded derivatives, such as futures, equity and index options, and options on futures contracts, are typically classified within Level 1 of the fair value hierarchy.

Notes to Statement of Financial Condition (continued)

3. Fair Value Measurements (continued)

The following table presents the assets and liabilities reported at fair value on a recurring basis carried on the statement of financial condition by caption and by level within the valuation hierarchy as of December 31, 2024:

| Description | Fair Value Hierarchy as of December 31, 2024 | | | |
	Level 1	Level 2	Level 3	Total
Assets				
Money market mutual funds	$ 1,345,530	$ -	$ -	$ 1,345,530
Futures*	214,099,412	-	-	214,099,412
Securities and derivative contracts owned, at fair value:				
Index and equity options	32,030,374,183	-	-	32,030,374,183
Options on futures	2,905,320,485	-	-	2,905,320,485
Equities	995,019,108	-	-	995,019,108
Total securities and derivative contracts owned, at fair value	35,930,713,776	-	-	35,930,713,776
Total assets	$ 36,146,158,718	$ -	$ -	$ 36,146,158,718
Liabilities				
Futures*	$ 140,859,602	$ -	$ -	$ 140,859,602
Securities and derivative contracts sold, not yet purchased:				
Index and equity options	33,205,662,771	-	-	33,205,662,771
Options on futures	1,857,145,637	-	-	1,857,145,637
Equities	656,273,374	-	-	656,273,374
Total securities and derivative liabilities sold, not yet purchased	35,719,081,782	-	-	35,719,081,782
Total liabilities	$ 35,859,941,384	$ -	$ -	$ 35,859,941,384

*Futures contracts are included in due from brokers and dealers, net and due to broker and dealer on the statement of financial condition.

All equity securities are pledged to clearing brokers on terms that permit these parties to sell or repledge the securities to others, subject to certain limitations.

All securities owned and derivative assets, securities sold, not yet purchased and derivative liabilities are reflected gross by level before netting by counterparty in accordance with FASB ASC Topic 815, Derivatives and Hedging.

With the exception of exchange memberships, substantially all of the Company's other financial assets and liabilities are considered financial instruments and are either already at fair value, or at carrying amounts that approximate fair value because of the short maturity of the assets or liabilities.

4. Related-Party Transactions

The Company has a Services and Expenses Agreement with the Parent under which the Company reimburses the Parent for certain expenses, including compensation and benefits, occupancy, communications and support department allocations. As of December 31, 2024, $36,000 was payable to the Parent related to these expenses and is reflected in accounts payable and other accrued expenses on the statement of financial condition.

5. Derivative Financial Instruments

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, reference rate, or a combination of these factors. The Company primarily trades in exchange-traded futures, options on equities and indices, and options on futures contracts. These derivative financial instruments may have market risk in excess of the amounts recorded on the statement of financial condition. Generally, the brokers are governed by industry-standard agreements. These agreements set forth each party's basic rights, responsibilities, and duties. These agreements also contain information regarding financial terms and conditions, as well as termination and events of default provisions.

As the Company's trading strategies are dependent upon the existence of these agreements, the Company's clearing brokers usually have multiple specified events under which they can terminate individual transactions or the entire agreement. These events are most commonly related to trading losses during a specified period. It is not guaranteed that the counterparties will move to terminate individual transactions or entire agreements if such declines are encountered; however, it is their right to do so, which may severely impact the Company's positions. No such events have resulted in clearing brokers or counterparties exercising such right, and all of the Company's financial and other related agreements remain in effect.

Securities sold, not yet purchased represent obligations of the Company to deliver specified financial instruments, thereby creating commitments to purchase the financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of securities sold short may exceed the amount recognized on the statement of financial condition.

Market Risk

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Credit Risk

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. All of the derivative instruments entered into by the Company are exchange-traded contracts. For exchange-traded contracts, the clearing corporation acts in the role of counterparty to specific transactions and, therefore, bears the risk of delivery to and from counterparties for specific positions. This risk is based on the extent the counterparties comply with the rules of the clearinghouses. The Company may use derivative financial instruments to manage exposure to loss from credit risk.

Notes to Statement of Financial Condition (continued)

5. Derivative Financial Instruments (continued)

The Company's fair values of the derivative instruments on a gross basis by primary risk exposure as of December 31, 2024, are listed in the table below:

Derivatives	Statement of Financial Condition Location	Asset Fair Value	Statement of Financial Condition Location	Liability Fair Value
Equity risk				
Index and equity options*	Securities and derivative contracts owned, at fair value	$ 32,030,374,183	Securities and derivative contracts sold, not yet purchased, at fair value	$ 33,205,662,771
Options on futures*	Securities and derivative contracts owned, at fair value	2,905,320,485	Securities and derivative contracts sold, not yet purchased, at fair value	1,857,145,637
Futures*	Due from brokers and dealers, net and Due to broker and dealer	214,099,412	Due from brokers and dealers, net and Due to broker and dealer	140,859,602
Total		$ 35,149,794,080		$ 35,203,668,010

The Company offsets certain derivative assets and liabilities under netting arrangements. The following table represents derivative assets and liabilities that are offset on the statement of financial condition as of December 31, 2024:

Description	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial	Net Amounts of Assets presented in the Statement of Financial	Gross Amounts Not Offset in the Statement of Financial		Net Amount
				Financial Instruments	Cash Collateral Received	
Futures*	214,099,412	133,036,063	81,063,349	-	-	81,063,349
Total	$214,099,412	$ 133,036,063	$ 81,063,349	$ -	$ -	$ 81,063,349

Description	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities presented in the Statement of Financial Condition	Gross Amounts not offset in the Statement of Financial Condition		Net Amount
				Financial Instruments	Cash Collateral Received	
Futures*	140,859,602	133,036,063	7,823,539	-	-	7,823,539
Total	$140,859,602	$ 133,036,063	$ 7,823,539	$ -	$ -	$ 7,823,539

*Futures contracts are included in due from brokers and dealers, net and due to broker and dealer on the statement of financial condition.

6. Guarantees

In the normal course of trading activities, the Company trades and holds certain fair-valued derivative contracts, which may constitute guarantees under FASB ASC Topic 460, Guarantees. Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

The maximum payouts for these contracts are limited to the amounts of each contract. Maximum payouts do not represent the Company's expected future cash requirements, as the Company's written option positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written option contracts as of December 31, 2024, including those that are settled in cash, are included in securities and derivative contracts sold, not yet purchased on the statement of financial condition.

7. Indemnifications

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

8. Segment Reporting

The Company is engaged in a single line of business as a registered broker-dealer and options market maker, which is comprised of proprietary trading of exchange-traded equity and index options, futures contracts, options on futures contracts, and exchange-traded equity securities. The Company has identified its President and Chief Operating Officer (COO) as the chief operating decision maker ("CODM"), who uses daily net trading profits and losses to evaluate the results of the business to manage the Company. Additionally, the CODM uses monthly net income and actual performance in comparison to forecast and plan to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole and the Company's business has similar economic characteristics. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies in Note 2. The accompanying statement of financial condition represent the single operating segment assets as of December 31, 2024.

9. Net Capital and Other Regulatory Requirements

The Company is subject to the SEC Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, and has elected to compute its net capital requirements under the alternative method, which requires the maintenance of minimum "net capital" of $250,000. The rules also provide that equity capital may not be withdrawn or cash distributions paid if the resulting minimum net capital would be less than 2% of aggregate debits. At December 31, 2024, the Company has net capital of $512,037,131, which is $511,787,131 in excess of its required capital of $250,000.

Advances to affiliates and other equity withdrawals of CTC are subject to certain notification and other provisions of the rules of the SEC and other regulatory bodies.

10. Income Taxes

As a limited liability company with a single owner, the Company is treated as a disregarded entity for federal and state income tax purposes. Consequently, no liability for income taxes has been included in the statement of financial condition.

FASB ASC Topic 740, Income Taxes, defines how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements and is applied to all open tax years. The Company has evaluated tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not to be sustained by the applicable tax authority. Based on this analysis of all significant tax jurisdictions and open tax years subject to examination, there were no material tax positions deemed to meet a more likely than not threshold. Therefore, no additional tax expense, including any interest and penalties, was recorded in the current year, and no adjustments were made to prior periods. If the amount of a potential liability should become material in the future, an expense or prior-period adjustment may be recorded at that time. To the extent the Company records interest and penalties, they are included in the statement of operations. With few exceptions, the Company is no longer subject to examinations by tax authorities for years before 2021. Open tax years are those that are open for examination by relevant taxing authorities.

11. Regulatory and Other Contingencies

In the ordinary course of business, the Company is subject to regulatory investigations and other regulatory and legal proceedings. Management cannot predict with certainty the outcome of pending regulatory and legal proceedings. A substantial adverse judgment or other resolution regarding the proceedings could have a material adverse effect on the Company's statement of financial condition, results of operations, and cash flows. However, in the opinion of management, after consultation with legal counsel, there are no significant open matters at this time.

12. Subsequent Events

Management of the Company has evaluated subsequent events for potential recognition and/or disclosure through the date the statement of financial condition were issued.